Filed by Webster Financial Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  Sterling Bancorp
Commission File No.:  001-35385
Date:  April 19, 2021

On April 19, 2021, John R. Ciulla, the Chairman, President and Chief Executive Officer of Webster Financial Corporation (“Webster”), sent the following letter to employees of Webster:

April 19, 2021

Creating Scale, Unlocking Growth and Value; Reported First Quarter Earnings

Good morning Webster bankers,

Earlier this morning, we announced we are uniting two high-performing banks with complementary strategies, Webster and Sterling. This proposed merger creates a powerhouse company with over $63 billion in assets. Together, our expanded scale and diversification unlocks compelling revenue growth opportunities in commercial lending, aggressively growing HSA Bank, and enhancing digital banking offerings.  With meaningful market share, we will have a contiguous retail footprint, connecting Webster’s Connecticut, Rhode Island, Massachusetts, and Westchester, N.Y., franchise with Sterling’s Metro New York, Long Island franchise.

Our combined company will be called Webster Financial Corporation (NYSE: WBS) and I will serve as President and CEO of the combined organization reporting to the Board of Directors. Sterling President and CEO Jack Kopnisky will become Executive Chairman of the Board.

Both companies have strong franchises and best-in-class financial performance. This combination provides exceptional financial benefits and enables us to more aggressively invest in key businesses and activities to enhance the value for our customers, our communities, our shareholders and our bankers. Learn more about the merger here.

Our two great companies share values-based cultures, strong risk management and responsible corporate citizenship and transparent governance. We are both deeply committed to fostering a diverse, equitable and inclusive workplace, and we believe that our bankers are our most valuable asset.

Later this morning, you’ll receive a meeting notice to join me for a CEO Call where I will provide additional perspective and details to all Webster bankers. You’ll also receive an invitation for a joint Town Hall on Tuesday at 3 p.m. (Eastern), hosted by Jack Kopnisky  and me for all Webster and Sterling bankers.

With approval of the merger anticipated by end of 2021, we need to stay focused on delivering the best for our customers, clients, shareholders and each other.

Additionally, I am pleased with our strong business performance in the quarter driven by an improving economic environment and favorable credit trends. We reported net income of $106 million, or $1.17 per share, up $0.64 per share in the prior quarter. Loan growth of $0.4 billion, or 2.0 percent from a year ago, was led by commercial and commercial real estate, which increased 7.9 percent. Deposit growth of $4.0 billion, or 16.2 percent from a year ago, with growth of $1.8 billion in demand deposits and $719.0 million in HSA deposits. Our focus remains on prudently managing capital, credit and liquidity as we position ourselves for future growth.

For more detailed information about our results, I encourage you to read our press release and presentation slides. You can also listen to a recording of today’s earnings call through https://webster.gcs-web.com/.

Thank you to all our bankers who work so diligently to drive value and bolster our performance during these unprecedented times. I look forward to working with you to unlock growth and value in our combined organization.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Webster and Sterling, the expected timing of completion of the transaction, and other statements that are not historical facts.  Such statements are subject to numerous assumptions, risks, and uncertainties.  Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements.  Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations.  The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.
While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements:  changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Webster and Sterling; the outcome of any legal proceedings that may be instituted against Webster or Sterling; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain stockholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Webster and Sterling do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Webster and Sterling successfully; the dilution caused by Webster’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Webster and Sterling.  Additional factors that could cause results to differ materially from those described above can be found in Webster’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the Securities and Exchange Commission (the “SEC”) and available on Webster’s investor relations website, https://webster.gcs-web.com/, under the heading “Financials” and in other documents Webster files with the SEC, and in Sterling’s Annual Report on Form 10-K for the year ended December 31, 2020, which is on file with the SEC and available on Sterling’s website, https://sterlingbancorp.com/, under the heading “Financial Information” and in other documents Sterling files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time.  Neither Webster nor Sterling assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws.  As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Webster will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Webster and Sterling and a Prospectus of Webster, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Webster and Sterling will be submitted to Sterling’s stockholders and Webster’s stockholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS AND STOCKHOLDERS OF WEBSTER AND STOCKHOLDERS OF STERLING ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Webster and Sterling, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kristen Manginelli, Director of Investor Relations, Webster Financial Corporation, 145 Bank Street, Waterbury, Connecticut 06702, (203) 578-2202 or to Emlen Harmon, Managing Director, Investor Relations, Sterling Bancorp, Two Blue Hill Plaza, Second Floor, Pearl River, New York 10965, (845) 369-8040.
PARTICIPANTS IN THE SOLICITATION
Webster, Sterling, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Webster and Sterling in connection with the proposed transaction under the rules of the SEC.  Information regarding Webster’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 19, 2021, and other documents filed by Webster with the SEC.  Information regarding Sterling’s directors and executive officers is available in its definitive proxy statement relating to its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 14, 2021, and other documents filed by Sterling with the SEC.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.